Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

A. Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our loan facilitation services, post-origination services, and other related services. On December 30, 2020, we completed the disposal of P2P Business, which historically operated our loan facilitation services, post-origination services, and other related services.

Since August 2017, the Company started its microlending business and lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans. Interest income was recognized based on the contractual interest rates of the loan. As of March 31, 2022, the outstanding balance of loan receivable, net of allowance was nil.

We launched our social e-commerce platform in May 2020 as a new business line for business transition, and we had developed and invested in our social e-commerce platform to take advantage of China’s fast-growing e-commerce industry. Our social e-commerce platform offered high-quality and affordable products to consumers in China. We cooperated with major domestic e-commerce platforms and services marketplaces to select and source goods and services, and rewarded users with a small commission for every purchase, share or recommendation of a product made to friends. In May 2023, to fully utilize the Company’s existing funds and resources and maximize the shareholders’ interest, the Company completed the disposition of its social e-commerce business. The Company has since then focused on exploring other area of healthcare sector other than the medical devices and supplies.

On January 4, 2022, we incorporated Akso Online Meditech in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech as of the date of this report. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States.

On January 26, 2022, we incorporated Qingdao Akso in Shandong Province, China and have begun the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China.

We also advance our presence in online hospital and chain pharmacies segments in China. In December 2024, we completed the acquisition of Tianjin Wangyi Cloud Co., Ltd. and its wholly owned subsidiaries, Tianjin Deyihui Online Hospital Co., Limited and Tianjin Deyihui Clinic Co., Limited (collectively “Deyihui Group”), strengthening our foothold in internet healthcare. We continue to evaluate potential acquisitions of online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements. Future acquisitions of internet hospitals/clinics will be pursued at judicious timing based on real-time policy and market dynamics, reflecting our disciplined approach to capital allocation and investor accountability.

In addition to our plan to acquire online hospital(s), we believe that traditional independent pharmacies in China currently face serious competition and bottlenecks in sales growth, which is why we also plan to acquire multiple independent pharmacies nationwide throughout China subject to favorable market and regulatory conditions, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. We plan to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for our pharmacies, thereby enhancing our competitiveness and overcoming the current difficulties in the industry.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Being optimistic about the development prospects and synergies of combination for online and offline medical resources , the Company acquiring the remaining 50% equity interest of Tianjin Wangyi Cloud and its two wholly owned subsidiaries from the minority shareholders and started to conduct marketing promotion services in car insurance industry. The acquisition closed on December 10, 2024 upon the settlement of consideration. Tianjin Wangyi Cloud Co., Ltd. also engages in the provision of marketing promotion services business through its subsidiaries.

Our net revenues were US$7.0 million and US$6.9 million for the six months ended September 30, 2025 and 2024, respectively. We had net losses of US$1.3 million and net losses of US$0.5 million for the six months ended September 30, 2025 and 2024, respectively.

Key Components of Results of Operations

Revenues

Revenues are from the provision of marketing promotion services, and sale of medical devices business. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For Six Months Ended September 30,
	2025	2024

Revenue
Revenue from sales of medical devices	$—	$415,020
Revenue from marketing promotion service	7,000,138	6,520,930
Total revenues	7,000,138	6,935,950
Tax and surcharges	(1,492)	(1,759)
Net Revenues	$6,998,646	$6,934,191

Revenue from sale of medical devices

Since February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in U.S. market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business. Since the end of COVID-19 in the beginning of 2023, the Company ceased the sale of COVID-19 Rapid Antigen test kits in US market.

Since April 2022, through its subsidiary Qingdao Akso, the Company engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope in market of China. Qingdao Akso purchases those medical devices in quantity and distributes products to medical products dealers and ender-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business.

Revenue from marketing promotion service

Since April 2024, through its subsidiary Tianjin Wangyi Cloud Technology Co., Ltd, the Company engaged in providing marketing promotion service to insurance broker agencies. The main source of revenue is marketing promotion service fee directly from the insurance broker agencies. The service fee rate paid by the insurance broker agencies shall be based on the terms specified in the service contract with the insurance broker agencies. The Company determines that the insurance broker agencies are its customer in these agreements. Marketing promotion service revenue for the commission earned is recognized at a point in time when the Company has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

Cost of goods sold

Cost of revenue mainly consisted of purchase price for medical devices the Company sold such as defibrillators and anesthesia laryngoscope and including service fee incurred for the Company’s marketing promotion service business.

Operating expenses

Operating expenses primarily consist of sales and marketing expenses, general and administrative expenses. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For Six Months Ended September 30,
	2025	2024

General and administrative expenses	$2,060,166	$733,457
Total operating expenses	$2,060,166	$733,457

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, professional service fees, depreciation and amortization expenses; provisions made for uncollected receivables.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company does not believe that there was any uncertain tax position at September 30, 2025 and March 31, 2025.

	For the six months ended September 30,
	2025	2024
NET REVENUES	$6,998,646	$6,934,191
Cost of revenue	6,375,799	6,741,448
Gross Profit	$622,847	$192,743
OPERATING EXPENSE
General and administrative	2,060,166	733,457
Total operating costs and expenses	$2,060,166	$733,457
LOSS FROM OPERATIONS	$(1,437,319)	$(540,714)
Total other (expenses) Income, net	$(2,648)	$26,791
LOSS BEFORE INCOME TAXES	$(1,439,967)	$(513,923)
(BENEFIT) PROVISON FOR INCOME TAXES	(138,989)	38,907
NET LOSS	(1,300,978)	(552,830)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2025 and March 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

The following table sets forth our revenues breakdown for the periods indicated:

	For Six Months Ended September 30,
	2025	2024

Revenue (1)
Revenue from sales of medical devices	$—	$415,020
Revenue from marketing promotion service	7,000,138	6,520,930
Total revenues	7,000,138	6,935,950
Tax and surcharges	(1,492)	(1,759)
Net Revenues	$6,998,646	$6,934,191

(1)	Represents amounts net of VAT.

Six Months Ended September 30, 2025 Compared to Six Months Ended September 30, 2024

Net revenues Net revenues generated for the six months ended September 30, 2025 was approximately US$7.0 million, representing an increase of 0.9% from approximately US$6.9 million for the six months ended September 30, 2024.

Revenue from sale of medical devices Revenue from medical devices for the six months ended September 30, 2025 was nil, decrease from approximately US$0.4 million for the six months ended September 30, 2024, the decrease was primarily due to decrease of market demand and ongoing market competition

Revenue from marketing promotion service Revenue from marketing promotion service in the six months ended September 30, 2025 was approximately US$7.0 million, increase from US$6.5 million for the six months ended September 30, 2024, the Company started its marketing promotion service business since April 2024, and the increase was primarily due to the growth of the scale of China’s automobile industry and the increase in demand for automobile insurance

Cost of revenue Cost of revenue for the six months ended September 30, 2025 were approximately US$6.4 million, representing a decrease of 5.4% from approximately US$6.7 million for the six months ended September 30, 2024. The decrease of cost was primarily due to the decrease of revenue from sales of medical devices.

Costs of medical devices Costs of revenue for sales of medical devices business for the six months ended September 30, 2025 was nil, compared to US$0.4 million for the six months ended September 30, 2024, which was primarily the purchase price of goods sold. The decrease of costs related to medical devices business was in line with the decrease of revenue from sale of medical devices.

Costs of marketing promotion service Cost of revenue for marketing promotion service for the six months ended September 30, 2025 was approximately US$6.4 million, decrease from US$6.5 million for the six months ended September 30, 2024. The Company started its marketing promotion service business since April 2024 and the decrease of costs was mainly due to the Company’s increasingly bargaining power over its suppliers with its business volume expansion.

Gross profit Gross profit for the six months ended September 30, 2025 was US$0.6 million, compared with gross profit of US$0.2 million for the six months ended September 30, 2024. The changes was mainly due to increase of gross profit from marketing promotion business.

Gross profit for Sales of medical devices The gross profit from sales of medical devices business was nil for the six months ended September 30, 2025, compared with that of US$0.1 million in the six months ended September 30, 2024. The decrease was mainly due to decrease of revenue from sales of medical devices affecting by decrease of market demand.

Gross profit for Marketing promotion service business The gross profit from marketing promotion service business was US$0.6 million for the six months ended September 30, 2025, compared with US$0.2 million in the six months ended September 30, 2024. The Company started the marketing promotion service business in fiscal year 2025, and the increase of gross profit was mainly due to the Company’s increasingly bargaining power over its suppliers, driving down cost of marketing promotion services.

Gross margin The gross margin was 8.9% in the six months ended September 30, 2025, compared with positive 2.8% in the six months ended September 30, 2024. The changes was mainly due to the growth in the share of marketing revenue in total revenue.

Gross margin for Sales of medical devices The gross margin from sales of medical devices business was nil for the six months ended September 30, 2025, compared with that of 2.9% in the six months ended September 30, 2024. The decrease was mainly due to decrease of revenue from sale of medical devices in the six months ended September 30, 2025 compared with six months ended September 30, 2024.

Gross margin for Marketing promotion service business The gross margin from marketing promotion service business was 8.9% for the six months ended September 30, 2025, compared with 2.8% in the six months ended September 30, 2024. The Company started the marketing promotion service business in fiscal year 2025, and the increase in gross margin was mainly due to the Company’s increasingly bargaining power over its suppliers, driving down cost of marketing promotion services.

Operating expenses Total operating costs and expenses for the six months ended September 30, 2025 were approximately US$2.1 million, representing an increase of 180.9% from approximately US$0.7 million for the six months ended September 30, 2024. The increase was primarily due to a decrease of 180.9% or approximately US$1.3 million in general and administrative expenses.

General and administrative expenses General and administrative expenses for the six months ended September 30, 2025 was approximately US$2.1 million, an increase of 180.9%, or US$1.3 million, from approximately US$0.7 million for the six months ended September 30, 2024. The increase was primarily attributable to i) an increase of approximately US$1.1 million amortization, and ii) an increase of approximately US$0.2 million professional service fees.

Total other (expenses) income, net Our total other expenses, net was US$2,648 for the six months ended September 30, 2025, compared with total other income, net of US$38,907 in the six months ended September 30, 2024, the changes was primarily attributable to increase of bank charges and decrease of interest income.

(Benefit) provision for income tax The income tax benefit was approximately US$0.1 million in the six months ended September 30, 2025, compared to income tax expense of approximately US$ 38,907 for the six months ended September 30, 2024. The income tax benefit generated from intangible assets recognized in the business acquisition.

Net loss As a result of the above factors, we had net loss of US$1.3 million for the six months ended September 30, 2025, compared to net loss of US$0.6 million for the six months ended September 30, 2024.

Changes in Financial Position

As of September 30, 2025, our cash and cash equivalents were US$11.1 million, representing a decrease of US$165.1 million from US$176.2 million as of March 31, 2025, mainly due to an increase in cash provided by operating activities, an increase in cash used in investing activities and a decrease in cash provided by financing activities. For the six months ended September 30, 2025, our net cash provided by operating activities was approximately US$1.2 million, compared to net cash of US$4.8 million used in operating activities for the six months ended September 30, 2024; net cash used in investing activities was US$166.4 million for the six months ended September 30, 2025, compared to net cash of US$56.4 million used in investing activities for the six months ended September 30, 2024; and the net cash provided by financing activities was nil in the six months ended September 30, 2025, compared with net cash of US$67.2 million provided by financing activities in the six months ended September 30, 2024. For the six months ended September 30, 2025, the net cash used in investing activities was mainly due to cash prepayment to its suppliers for development of functional modules related to the Company’s Internet Hospital business, the fund from investing activities primarily attributable to the collection of loan from third parties.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures. This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027.

The Company is reviewing the impact of these accounting pronouncements but does not currently expect the adoption of these standards to have a material impact on its consolidated financial statement.

Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, the loans from third parties and shareholder, and proceeds from private placement and short-term loan from third party. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of September 30, 2025, we had US$11.1 million in cash on hand and cash deposited with banks. As of September 30, 2025, our working capital (excluding the amount due from related parties) amounted to US$6.4 million, respectively.

We expect that substantially a majority of our future revenues will be denominated in Renminbi, and part of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Substantially all of our operations are conducted in China, and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on our liquidity, financial condition and results of operations.

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of US$1,977 for the six months ended September 30, 2025.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

C. Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended September 30, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates.

Our discussion and analysis of our financial condition and results of operations relates to our unaudited condensed consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere in this Form 6-K. You should read the following description of critical accounting estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this Form 6-K.